Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 3, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., on November 3, 2008, at 3:30 p.m., met at the company’s head office, with the legal quorum being present and under the chairmanship of Dr. Carlos da Camara Pestana, with the purpose of deciding on the purchase of shares issued by the Company itself, with no reduction in capital stock, in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM  (Brazilian Securities and Exchange Commission) Instructions 10, 268 and 390.

Opening the agenda, the Chairman informed that:

a)
at its meeting on November 5, 2007, this Board authorized the Board of Executive Officers to buy back the Company’s own shares, during the period from November 5, 2007 to November 4, 2008, up to a limit of 5,600,000 in common shares and 77,400,000 in preferred shares;

b)
pursuant to the resolution of the General Meeting held on August 23, 2008 it was decided to increase the capital stock through the capitalization of revenue reserves and the granting of 25% in bonus shares, the new shares being available for trading as from June 2, 2008;

c)	in light of these bonus shares, the limits for buybacks of own shares, established at the meeting on November 5, 2007, were readjusted to 7,000,000 in common shares and 96,750,000 in preferred shares;

d)
pursuant to these new limits, to date, the company has bought back 52,321,975  of its own preferred shares, which, in addition to the outstanding balance as of November 5, 2007 and considering the cancellation and the bonus shares of April 23, 2008, as well as the resale transactions to the Market via private placements in accordance with the “Stock Option Plan”, total 70,011,750 preferred shares issued by the Company and held as treasury stock;

e)
of this total held as treasury stock, 4,662,500 preferred shares remain in the custody of the Brazilian Clearing and Depository Company, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR’s).

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of November 3, 2008	Page 2

Subsequently, the Board of Directors, considering it to be opportune to buy back shares issued by the company itself and given the existence of available reserves, unanimously decided to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 88,000,000 of its own book entry shares, with no par value, being up to 19,500,000 common and up to 68,500,000 preferred shares, for holding as treasury stock, cancellation or resale to the Market.

Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% of the 195,437,892 common shares and 1,389,947,876  preferred shares freely circulating in the market, it was decided, in addition:

a)	to attribute to the Board of Executive Officers discretion to decide when to effect the buy-back operations within the limits herewith approved;

b)
that these acquisitions will be effected via the Stock Exchanges in the period from November 4, 2008 to November 3, 2009, using Revenues Reserve (“Reserve - Goodwill on Issued Shares”) resources and the Reinforcement for Working Capital Reserve;

c)	that these acquisitions be intermediated by ITAÚ CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900 - 15th floor in the city and state of São Paulo.

There being no further issue and as no one present desired to make any further statement, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 3, 2008. (signed) Carlos da Camara Pestana - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer